

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Raffi Asadorian
Chief Financial Officer
ACELRX PHARMACEUTICALS INC
25821 Industrial Boulevard
Suite 400
Hayward, CA 94545

   Re: ACELRX PHARMACEUTICALS INC

Dear Raffi Asadorian:

  We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 8-K filed March 30, 2023

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 2

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Kevin W. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences